DCI USA, Inc.
8 Bond Street
Great Neck, New York 11021

February 8, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, DC 20549-0306

Attention: Cicely LaMothe, Accounting Branch Chief

Re:	DCI USA, Inc. (the “Company”)
Form 10-KSB filed for the year ended 12/31/2005
Form 10-QSB filed for the periods ended 3/31/06, 6/30/06 and 9/30/06

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff (the “Staff”) dated December 19, 2006 regarding the above referenced filing. The following are the Company’s responses to the Staff’s letter and are numbered to correspond to the Staff’s comments.

1. Tell us what consideration was given to SFAS 7 in determining whether the  Company should be considered a development stage entity.

In light of the Staff’s comment, the Company has revisited its determination as to whether the Company should have been considered a development stage company for each of the reporting periods presented. In arriving at its determination, the Company reviewed the provisions of SFAS 7, paying particular attention to the provisions contained in paragraphs 8 and 9. In performing the review, the Company considered its planned operations, progress toward obtaining those planned operations and other conditions such as efforts being made at the time toward obtaining additional financing and acquisition of additional operating assets.

The Company noted in its previous filings that its planned operations were “lending to and investing in real estate related” opportunities. To this end, the Company, in 2004, participated in two real estate projects, one in the form of a secured note receivable to an entity, 231 Norman Avenue LLC, that was in the process of converting into condominiums a building located in Greenpoint in Brooklyn, New York, and; in the other case, the Company was a 20% owner in an apartment complex located in Pennsylvania. The Company believes that the guidance provided in paragraph 8(a) of SFAS 7 has been therefore satisfied with respect to the commencement of the Company’s principal operations. As discussed in response number 3 below, the Company actively participated in both projects, the renovation and conversion of the Greenpoint building is nearing completion, and the Company has continued to earn and collect interest on the notes receivable while the construction has progressed.

In late 2004, the Company secured an equity line of credit with a private equity firm which allowed the Company to sell up to $5,000,000 in common stock based on certain formulaic limits. This funding was anticipated to allow the Company to concentrate on expanding its business to participate in additional projects. During the balance of 2004 and throughout 2005, the Company considered several additional projects which were reviewed by Company management. After careful consideration, none of these potential projects were pursued. During 2005, the Company was able to generate approximately $200,000 in revenues. The Company believes these facts provide support that the Company met the guidance of both paragraph 8(b) and 9 of SFAS 7.

Based on the foregoing, the Company believes that it does not meet the criteria to be considered a development stage company.

2. Note 1 - Nature of Operations: We note that on November 9, 2004, Direct Capital  purchased 31,500,000 post-reverse stock split shares of the Company’s common  stock, which represented 90% of the then outstanding common stock of the  Company. Explain to us how you accounted for this acquisition in your financial  statements and your basis in GAAP that supports your accounting treatment. To  the extent this transaction was not a business combination and instead represents  the issuance of notes received for the Capital Stock of the Company, please tell us  how you considered EITF 85-1 and SAB Topic 4E as it requires such receivables be  treated as a deduction from Stockholders’ Equity in the Balance Sheet.

The Company has reviewed the acquisition of 31,500,000 shares of the Company’s common stock by Direct Capital. In reviewing the transaction as originally recorded, it was noted that the assets acquired and liabilities assumed approximated their related market values. As such, there was no goodwill recorded on the purchase. The purchase price of $900,000 was paid through the assignment of an asset held by the purchaser, a secured note receivable, totaling $770,000, due from 231 Norman Avenue LLC, and cash payments made in 2004 totaling $100,000 towards the remainder of the purchase price by the acquiror. The Company considers the $770,000 secured note receivable from 231 Norman Avenue LLC to be an operating asset and not a subscription receivable from Direct Capital. The remaining balance of $30,000 was owed by the acquiror through a note receivable which was subsequently satisfied during 2005 in conjunction with the Company’s divestiture of Bartram, which is discussed further in the response to number 4 below. The Company notes the Staff’s comments and acknowledges that this note was not reported pursuant to the guidance of EITF 85-1 and SAB Topic 4E. It is the Company’s intention to reflect this change in an amendment to the Form 10-KSB to be filed for the year ended December 31, 2005.

3.  Note 3 - Notes Receivable from Affiliates: Based on the disclosure in Note 2 to your financial statements, we note that no allowance has been recorded for promissory notes made by Norman LLC, and that the due dates for the notes have been extended. Please clarify if you have received interest payments in accordance with the contractual terms under the arrangement. If not, advise us how you considered whether the amount due under the promissory notes was impaired and why. In addition, tell us what consideration was given to clarifying the value underlying collateral of these loans.

The Company notes the Staff’s concern with regards to the extension of the due dates and related collectability issue on the Norman LLC notes receivable. From the date of the acquisition of the notes receivable from Norman LLC through December 31, 2005, the Company collected $178,529 in interest payments from 231 Norman Avenue LLC, of which $164,400 was earned by the Company and reported in the statement of operations for the year ended December 31, 2005. At December 31, 2005, there was an outstanding interest receivable balance on the notes amounting to $1,106. 231 Norman Avenue LLC continued to make the required interest payments during the nine month period ended September 30, 2006, which has been reflected as earned in the Company’s statements of operations and cash flows within the quarterly Forms 10-QSB filed for the periods through that date.

The Company would also like to bring to the Staff’s attention that the loan has been extended several times by reason of delays in the renovation and conversion to commercial condominiums occurring at the building, which is the underlying asset comprising the collateral on the loan. It took longer than expected for the renovations, and for the approval by the New York State authorities of the condominium plan. The Company believes that the construction will be completed within the next several months. As previously noted, the approvals needed for the commercial condominium plan offering were obtained and the property is currently on the market for sale. In addition, the Company has obtained a copy of an appraisal for the underlying collateral prepared by the lender for the project which valued the property at an amount in excess of the aggregate current outstanding debt on the property, including the amount due on the promissory notes owed to the Company.

4. Note 4 - Investment in Bartram: We note that the Company sold its 80% ownership interest in Bartram to a shareholder and a 20% interest in a repurchase transaction. We note that as a result of these transactions the Company has an outstanding note receivable and continues to hold an equity interest in Bartram in the form of options. Please advise how you considered the Guidance in SAB 5E in recording the divestiture of this investment.

The Company notes the Staff’s comments on the reporting related to the divestiture of the Bartram investment. The Company reviewed the accounting for this transaction and the related guidance in SAB Topic 5E. The Company notes the Staff’s concern with regard to the options that were issued in connection with the divestiture and their potential effect on the accounting for the transaction. Pursuant to the guidance in SAB Topic 5E, the Company notes there are 2 remaining connections with the purchaser; the loan for the remainder of the purchase price, which amounted to $70,000 at December 31, 2005; and the options that were issued in connection with the agreement which, if fully exercised by the Company prior to their expiration, would give the Company a 25% minority ownership stake in Bartram, assuming there are no other changes in Bartram’s outstanding shares.

Subsequent to the sale, the Company had no direct continuing involvement in Bartram. There were no rights of ownership, no say in the business and no direct financial risk. The sole remaining potential continuing involvement is, as the Staff has pointed out, the options issued for the repurchase of shares granted to the Company coincident to the divestiture agreement entered into in June 2005. These options, which expire through July 2010 and have an aggregate exercise price of $325,000, are exercisable at prices that exceed the book value and the fair market value of the underlying assets (net of related debt), as determined by an appraisal approximately a year prior to the divestiture. As such, the Company does not believe it has a continuing financial interest for the full amount of the options as exercise of the options would be extremely uneconomical.

Based on the above, the Company determined it has a continuing financial interest in Bartram to the extent of the shares related to the assumed exercise of options for the amount of the note due from the buyer, which totaled $70,000 at December 31, 2005. This would result in approximately an 8.5% continuing interest in divested asset. Company management has used the information available regarding Bartram’s operations, primarily the 10-KSB for the period ended December 31, 2003 and information from a no disclosure compiled financial statement for the year ended December 31, 2004, and determined the continuing loss that would have been reflected as a valuation allowance would not have been material to the balance sheet, statement of operations, stockholders equity or cash flows of the Company for each of the periods subject to the Staff’s comments.

The Company will add additional disclosure to the amended Form 10-KSB for the year ended December 31, 2005 and to its Form 10-KSB for the year ended December 31, 2006 to more clearly describe the accounting and facts related to the divestiture transaction.

5. We note on December 6, 2004 and March 1, 2005 the company issued a $250K principal amount convertible debentures to Cornell Capital Partners, L.P. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. It appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note is not converted into a fixed number of shares. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Please advise.

The Company has reviewed the recording of beneficial conversion features for the convertible debentures issued on December 6, 2004 and March 1, 2005. The Company in performing this review has applied the guidance of EITF Issue 00-19. The Company noted that the debt didn’t meet the definition of a conventional convertible debt primarily because, as the Staff pointed out, the note is not convertible into a fixed number of shares. Pursuant to the agreement, the conversion is based on the lesser of (1) 123% of the average market value for the five days previous to the closing date, or (2) 77% of the average market value of the shares for the five days previous to the conversion date. In addition, the issuance of the convertible debt dated March 1, 2005, was included as the second note pursuant to the securities purchase agreement. The issuance of this second note was contingent on the filing of a registration statement with the Securities and Exchange Commission.

In reviewing the related guidance provided by various EITF issues and other generally accepted accounting principles, the Company has determined that the appropriate guidance for these transactions is contained in EITF Issue 98-5. The Company has recalculated the amount of the beneficial conversion features pursuant to the guidance in Case 5 contained within EITF Issue 98-5 and determined the amount that should have been reported as the beneficial conversion feature was $74,675, for each of the convertible debentures. Additionally, since the debentures are convertible at any time by the holder, the Company has determined that the beneficial conversion feature should have been immediately expensed as interest expense. Based on the contingent nature of the Company’s issuance of the second debenture, the Company has determined the commitment date for that debenture to be March 1, 2005, the date of its issuance, for the purpose of measurement and recording the beneficial conversion feature associated with it.

The Company is proposing to file an amended Form 10-KSB for the year ended December 31, 2005 in which it will include the restatement for the years ended December 31, 2004 and 2005 and the restatement for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The Company additionally proposes to include the restatement for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 in the Company’s Form 10-KSB for the year ended December 31, 2006. The Company notes that the changes to all periods except for the year ended December 31, 2004 and the quarter ended March 31, 2005 are not material.

6. Note 6- Stockholder’s Equity: We note on December 6, 2004 that the company issued 200,000 shares of Series A Preferred Stock to Cornell Capital. We also note the Series A Preferred Stock is convertible into shares of the company’s common stock at conversion ratios equal to the lesser of: (a) $1, or (b) $1 and all accrued but unpaid dividends divided by the average closing bid price of our common stock as quoted by Bloomberg LP for 20 consecutive trading days immediately preceding the conversion notice date. Please explain to us how you considered the guidance of SFAS 133 and EITF 00-19 in determining the accounting for the conversion features in your series A Preferred Stock.

The Company has reviewed the recording of the issuance of the 200,000 shares of the Series A Preferred Stock along with the related guidance from SFAS 133 and EITF 00-19. It is noted that the shares were issued as a commitment fee toward the equity line of credit. In reviewing the related guidance, the Company noted that the issuance of these preferred shares, most closely relates to guidance contained in EITF 00-27 and EITF 98-5. The Company also notes that the exercise price for the conversion was $1 per share for each share of preferred stock (unpaid dividends would be converted at market) which exceeds the market value for the underlying common stock ($.06 per share) on the date of the issuance of the preferred shares. The Company reviewed its calculations in light of the Staff’s comments and determined that its original calculations were in accordance with the applicable guidance and that any value assigned to the conversion feature would be immaterial.

Exhibits 31.1 and 31.2

7. Reference is also being made to the company’s Form 10-QSB for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as to not include the individual’s title.

The Company will refrain from so identifying the certifying individual in its future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it has made. It also acknowledges that staff comments do not foreclose the Commission from taking any action with respect to the filings, and further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments with regard to the foregoing, please provide a copy of same to Matthew P. Nealon, Esq., c/o Eaton & Van Winkle LLP, at fax no. (212) 779-9928, as well as to the undersigned.

Sincerely,

DCI USA, Inc.

By:	/s/ Jonathan Ilan Ofir
Jonathan Ilan Ofir
Chief Executive Officer